

Mail Stop 4561

December 3, 2009

David Johnson
Chief Financial Officer
Federal National Mortgage Association
3900 Wisconsin Ave, NW
Washington, DC 20016

      RE: **Federal National Mortgage Association**
              Form 10-K for Fiscal Year Ended December 31, 2008
              Filed February 27, 2009
              File No. 000-50231

Dear Mr. Johnson,

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>December 31, 2008 Form 10-K</u>

Management of our Business, page 4

1.   We note your disclosure on page 8 regarding the cancellation of the planned delivery fee increase. To the extent possible, please revise your future filings to quantity the impact of the cancellation of this delivery fee increase.

2.   Your disclosure here refers to your October 8, 2008 announcement that you had entered into an agreement with the Federal Home Loan Bank of Chicago to purchase mortgage loans acquired through their Mortgage Partnership Finance program. Please tell us and to the extent material consider revising your future filings to address the following:

   •   The extent of your commitments under this program;

   •   Your purchases to date by period; and

   •   A detailed description of your respective responsibilities under this agreement with the Federal Home Loan Bank of Chicago, including but not limited to the various credit enhancements provided under their Mortgage Partnership Finance Program.

Business Segments, page 14

3.   Please revise future filings to more clearly differentiate the securitization activities performed in the Single-Family Credit Guaranty Business segment and the Capital Markets segment.

Mortgage Insurers, page 192

4.   Please address the following regarding your disclosure that in accordance with GAAP requirements you have not included a reserve for potential losses from your mortgage insurer counterparties in your loss reserves and that you factor your internal credit ratings of your mortgage insurer counterparties into the models that determine the amount of your guaranty obligations.

   a) On page 106 of your September 30, 2009 Form 10-Q, you disclose that you have established a loss reserve of $1.0 billion based on your assessment of your mortgage insurer counterparties' inability to fully pay claims. Please revise future filings to disclose where you present this reserve and related charges on your balance sheet and income statement respectively.

   b) Please revise future filings to expand your disclosure related to your internal credit ratings (e.g. how many ratings you have, how you determine the rating for an individual mortgage insurer, etc.) and to explain how you factor them into your reserve for guaranty loss model. Also, provide a sensitivity analysis to a change in an internal credit rating to allow an investor to understand the magnitude of the effect on financial results from the decreasing financial condition of your mortgage insurers.

Note 1. Organization and Conservatorship

Financial Terms and Financial Statement Impact of Senior Preferred Stock Purchase Agreement, page F-10

5.   Please tell us in detail and revise future filings to disclose your accounting policies (recognition, measurement, etc.) related to the warrant issued to the Treasury and describe how you determine fair value.

September 30, 2009 Form 10-Q

Management's Discussion and Analysis of Financial Condition and Results of Operations

Expected Impact of Making Home Affordable Program on Fannie Mae, page 15

6.   To the extent quantifiable, please revise future filings to disclose the impact of the Making Home Affordable Program on your financial results.

Consolidated Balance Sheet Analysis

Mortgage Investments, page 52

7.   We note your disclosure that the senior preferred stock purchase agreement with Treasury restricts the size of your mortgage portfolio. Please revise your future filings to disclose how these limitations will be impacted by your adoption of the new accounting guidance related to transfers of financial assets and consolidation and the expected significant increase in your mortgage portfolio.

Note 6. Investments in Securities, page 149

8.   Please tell us how you determined that your major security type under FASB ASC 320-10-50-1B is simply Non-Fannie Mae structured mortgage-related securities. Specifically address how you considered the guidance that you should identify major security types consistent with how you manage, monitor and measure your securities on the basis of the nature and risks of the security. We note your disclosure elsewhere in your filings where you separately identify Alt-A and subprime mortgage loans. We also note the significant range of your default rates and loss severities

disclosed on page 155 which appears to indicate significantly different risk profiles of the underlying collateral that may be indicative that subsets of such securities are managed and monitored separately.

9.   Please revise future filings to provide a tabular disclosure of the other-than-temporary impairment recognized in earnings, for each period presented, by major security type, or by a lower level of security type (e.g. Alt-A, subprime, etc.).

10.   For securities in which you have recognized other-than-temporary impairment in earnings, please revise future filings to discuss the facts and circumstances that resulted in the recognition of this impairment. For example, disclose the inputs that were revised, the extent to which they were revised, and the reasons they were revised.

11.   Please revise future filings to expand and/or clarify your disclosure that to determine the credit portion of the other-than-temporary impairment for your mortgage revenue bonds you assess a credit holdback to calculate the projected "no loss" contractual cash flows.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief